Exhibit 99.1

NewGen Doubles Down on K25.ai with Additional US$4 Million Stake and Adopts Digital Asset Treasury Strategy

NewGen’s 6% Stake in K25.ai Now Valued at US$6 Million

Company will Leverage Expertise of K25.ai’s Andy Cheung to Develop Digital Asset Treasury Strategy

BANGKOK, June 4, 2026 – NewGenIVF Group Limited (Nasdaq: NIVF) (“NewGen” or the “Company”), a technology-driven, diversified growth company, today announced it has exercised its top-up option to acquire an additional 4% equity interest in AI-native livestreaming prediction market platform K25.ai, raising its total holding to 6%. The additional US$4 million investment, which supplements an initial US$2 million investment announced in May 2026, is split evenly between cash and newly issued NewGen Class A ordinary shares.

With the additional investment, NewGen is formally adopting a Digital Asset Treasury strategy designed to strengthen its reserve base, diversify strategic assets, and support long-term allocation into high-conviction growth themes, including AI, digital assets and information markets. The Digital Asset Treasury strategy marks a further step in positioning NewGen as a premier listed vehicle for the digital asset economy. The strategy is built on three core pillars:

●	Long-Term Reserve Accumulation – NewGen intends to selectively acquire and hold high-quality digital assets, including Bitcoin (BTC) and Solana (SOL), as part of a disciplined long-term reserve strategy focused on balance sheet resilience and strategic asset growth.

●	Disciplined Strategic Allocation – Reserve growth is expected to be funded through operating cash flow and, where value-accretive, prudent use of capital markets. The Company intends to evaluate performance through long-term reserve growth, asset quality, and digital assets held per share, rather than short-term market price movements.

●	Institutional Custody and Risk-Controlled Yield – Digital asset holdings are expected to be safeguarded through institutional-grade custody, governance, and risk controls. Where appropriate, the Company may evaluate conservative yield opportunities, including staking, provided such activities are consistent with its long-term reserve strategy, risk framework, and applicable regulatory requirements.

Andy Cheung to Lead NewGen’s Digital Asset Treasury Strategy and AI and Prediction Market Allocation

To deepen strategic alignment with K25.ai and support NewGen’s next phase of growth, NewGen plans to invite K25.ai Founder and CEO Andy Cheung, together with two other K25.ai co-founders, to join the Company’s Board of Directors.

Mr. Cheung brings extensive public-company, digital asset, and technology leadership experience, including prior experience in digital asset treasury strategy and listed-company value creation. His involvement is expected to strengthen NewGen’s strategic execution as the Company advances its Digital Asset Treasury strategy and expands exposure to next-generation growth sectors.

NewGen intends to use its Digital Asset Treasury strategy as a disciplined strategic allocation framework, focusing on reserve diversification, long-term asset accumulation, and selective exposure to high-conviction growth themes, including AI, digital assets, and information markets. Through this strategy, the Company aims to enhance its balance sheet flexibility, support long-term shareholder value creation, and position itself as a listed platform with differentiated exposure to AI-powered information market infrastructure.

K25.ai: Built for the AI Era of Information Markets

K25.ai is an AI-native prediction market purpose-built for Asia-Pacific. Its proprietary AI engine generates dozens of hyper-specific markets in real time during live events - a capability legacy platforms lack. The global prediction market sector processed over US$458 billion in volume in 2025, with leader Kalshi recently valued at US$22 billion; Bernstein projects the category will reach US$1 trillion by 2030.

“NewGen exercising their top-up within weeks of the initial investment speaks to the momentum we’re building,” said Andy Cheung, Founder and CEO of K25.ai. “Prediction markets are the next generation of information infrastructure. Every major event, from elections to earnings to sports, will ultimately be priced through them. NewGen’s deeper commitment gives us the strategic alignment to move faster on licensing, product, and market expansion across regions.”

A Compelling Value Proposition for Shareholders

NewGen’s 6% stake in K25.ai is valued at approximately US$6 million, already exceeding the Company’s market capitalization as of June 3, 2026. In the Company’s view, the market is currently ascribing limited value to NewGen’s remaining assets, revenue streams, and growth initiatives.

With K25.ai advancing toward regulatory licensing across multiple markets and prediction-market adoption accelerating globally, the Company believes K25.ai’s valuation has meaningful room to re-rate, directly benefiting NewGen’s balance sheet. NewGen also retains an option to acquire a further 4% of K25.ai, which would lift its total holding to 10%.

About NewGenIVF Group Limited

NewGenIVF Group is a tech-forward, diversified, multi-jurisdictional growth company pursuing opportunities across real estate development, digital asset innovation and reproductive health solutions. The Company operates through “NewGenProperty,” focused on real estate development projects in the UAE’s Ras Al Khaimah Emirate; “NewGenDigital,” focused on digital asset and DeFi solutions; and “NewGenSup,” focused on health and longevity products and solutions. NewGenIVF’s legacy business involves IVF and assisted reproductive treatment services across Asia. To learn more, visit www.nivf.global. The information contained on, or accessible through, NewGenIVF’s website is not incorporated by reference into this press release and should not be considered part of this press release.

About K25.ai

K25.ai is an APAC-focused AI-native live streaming and watch-to-predict platform. The platform combines real-time content, creator communities, AI-assisted event generation and prediction markets to transform live streaming from a passive viewing experience into an interactive information market.

Through K25.ai, users can watch live content, follow creators, participate in community discussions and engage with prediction events linked to real-world outcomes, sports, esports, entertainment, creator challenges and culturally relevant APAC events in permitted markets. K25.ai uses AI-assisted tools to support event creation, content analysis, data extraction, outcome monitoring and resolution workflows.

K25.ai is not offered to U.S. persons or to users located in Mainland China, Hong Kong, Macau or other restricted jurisdictions. K25.ai intends to operate in accordance with applicable laws and regulations in the markets where it is made available.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995, identified by terms such as “believe,” “expect,” “intend,” “plan,” “will,” “may,” “could,” “potential,” “aim,” “project” and similar expressions. Such statements include, but are not limited to, statements regarding: the Company’s planned adoption and implementation of a digital asset treasury strategy; the proposed appointment of Mr. Andy Cheung and two other K25.ai co-founders to the Company’s Board of Directors; statements positioning the Company as a “premier listed vehicle for the digital asset economy”; statements regarding K25.ai’s progress toward regulatory licensing, prediction-market adoption and the Company’s belief that K25.ai’s valuation has “meaningful room to re-rate”; the third-party statistics and projections referenced in this press release (including the US$458 billion 2025 volume figure, the Kalshi US$22 billion valuation reference and Bernstein’s US$1 trillion 2030 projection); and the Company’s view that the market is “ascribing limited value” to NewGen’s remaining assets, revenue streams and growth initiatives.

These statements are subject to risks and uncertainties that could cause actual results to differ materially, including: digital asset price volatility, custody and cybersecurity risk, evolving regulation of digital assets and staking, and dilution arising from capital markets funding of the digital asset treasury strategy; regulatory risk specific to prediction-market and information-market products in K25.ai’s permitted jurisdictions; the risk that the proposed Board appointments may not occur; the risk that referenced third-party statistics and projections are revised or do not translate into addressable opportunity; the risk that K25.ai’s implied valuation is not realized and that the Company’s carrying value of its investment may be impaired; and the risk that the market may not reflect the Company’s views as to NewGen’s value. Market-size estimates and third-party forecasts referenced in this press release are based on external reports and are not guarantees of future performance. Additional risks are described in the Company’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

All information in this press release is as of the date hereof. The Company undertakes no obligation to update any forward-looking statement, except as required by applicable law.

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities of NewGen or K25.ai. K25.ai is not offered to U.S. persons or to users located in Mainland China, Hong Kong, Macau or other restricted jurisdictions.

Contacts

NewGen Investor Relations Contact

ICR, LLC
Robin Yang
Phone: +1 (212) 537-3847
Email: NewgenivfIR@icrinc.com

K25.ai Media Contact

media@k25.ai

K25.ai Investor Relations Contact

ir@k25.ai

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